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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              LOCTITE CORPORATION
                              (Name of the Issuer)

                              HC INVESTMENTS, INC.
                                  HENKEL KGaA
                       (Name of Persons Filing Statement)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                (Including Any Associated Stock Purchase Rights)
                         (Title of Class of Securities)

                                  540137 10 6
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                DR. KARL GRUTER
                                  HENKEL KGaA
                                HENKELSTRASSE 67
                               D-40191 DUSSELDORF
                                    GERMANY
                                49-211-797-2137
                 (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Persons Filing
                                   Statement)
                            ------------------------

                                WITH A COPY TO:
                             WILLIAM A. GROLL, ESQ.
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                            NEW YORK, NEW YORK 10006
                                 (212) 225-2000

This statement is filed in connection with (check the appropriate box):

a.         / /        The filing of solicitation materials or an information statement subject to
                      Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.         / /        The filing of a registration statement under the Securities Act of 1933.
c.         /X/        A tender offer.
d.         / /        None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
               $1,236,949,214                                   $247,389.84

 * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 21,419,034 shares of Common Stock, par value $0.01 per share, of Loctite Corporation, at $57.75 net in cash per share, which represents all shares reported to be outstanding, on a fully diluted basis, at June 30, 1996 and not owned by the Bidder.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $247,389.84            Filing Party: HC Investments,
                                               Inc.
Form or Registration No.: 14D-1/13D/A          Date Filed: November 6, 1996

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
                                  INTRODUCTION

    This Rule 13e-3 Transaction Statement (the "STATEMENT") relates to a tender offer by HC Investments, Inc., a Delaware corporation ("PURCHASER") and an indirect wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany ("PARENT"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "SHARES"), of Loctite Corporation, a Delaware corporation (the "COMPANY"), including the associated common stock purchase rights (the "RIGHTS") issued pursuant to the Rights Agreement Agent (the "RIGHTS AGREEMENT"), dated as of April 14, 1994, between the Company and The First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $57.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 1996 of Purchaser (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (collectively, the "OFFER"), copies of which are filed as Exhibits (a)(1) and
(a)(2), respectively to the Tender Offer Statement on Schedule 14D-1 (the "SCHEDULE 14D-1") filed by Purchaser and Parent with the Securities and Exchange Commission on the date hereof. This Statement is being filed by Purchaser and Parent.

    The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 of the information required to be included in response to the items of this Statement. The information set forth in Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the Schedule 14D-1.

    The information contained in this Statement concerning the Company, including, without limitation, information concerning the Company's capital structure and historical financial statements, directors and executive officers, was obtained from the Company's publicly available filings with the Securities and Exchange Commission. Neither Purchaser nor Parent takes any responsibility for the accuracy of such information.

                                         CROSS-REFERENCE SHEET TO
                                              SCHEDULE 14D-1

                                                                                                    ITEM OF SCHEDULE
ITEM AND CAPTION OF SCHEDULE 13E-3                                                                        14D-1
------------------------------------------------------------------------------------------------  ---------------------
1.         ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.
           (a)--(c).............................................................................         1(a)-(c)
           (d)--(f).............................................................................                *
2.         IDENTITY AND BACKGROUND.
           (a)--(g).............................................................................                2
3.         PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
           (a)--(b).............................................................................                3
4.         TERMS OF THE TRANSACTION.
           (a)--(b).............................................................................                *
5.         PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
           (a)--(g).............................................................................                5
6.         SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
           (a)..................................................................................             4(a)
           (b)..................................................................................                *
           (c)..................................................................................             4(b)
           (d)..................................................................................                *
7.         PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
           (a)..................................................................................                5
           (b)--(d).............................................................................                *
8.         FAIRNESS OF THE TRANSACTION.
           (a)--(f).............................................................................                *
9.         REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
           (a)--(c).............................................................................                *
10.        INTEREST IN SECURITIES OF THE ISSUER.
           (a)--(b).............................................................................                6
11.        CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES....                7
12.        PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE
             TRANSACTION.
           (a)--(b).............................................................................                *
13.        OTHER PROVISIONS OF THE TRANSACTION.
           (a)--(c).............................................................................                *
14.        FINANCIAL INFORMATION.
           (a)--(b).............................................................................                *
15.        PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
           (a)..................................................................................                *
           (b)..................................................................................                8
16.        ADDITIONAL INFORMATION...............................................................            10(f)
17.        MATERIAL TO BE FILED AS EXHIBITS.....................................................               11

------------------------

*   Not Applicable

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a)-(c) The answers to Items 1(a)-(c) of the Schedule 14D-1 are incorporated herein by reference. Information concerning the approximate number of holders of record of the Shares is set forth in the "INTRODUCTION" of the Offer to Purchase and is incorporated herein by reference.

    (d) The information set forth in the sections entitled "THE TENDER OFFER--Price Range of Shares; Dividends" and "THE TENDER OFFER--Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the sections entitled "SPECIAL FACTORS--Background to the Offer" and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase and in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(g) The answers to Item 2 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTION OR NEGOTIATIONS.

    (a)-(b) The answers to Item 3 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in the sections entitled "INTRODUCTION," "THE TENDER OFFER--Terms of the Offer," "THE TENDER OFFER--Procedure for Tendering Shares," "THE TENDER OFFER--Withdrawal Rights," "THE TENDER OFFER--Acceptance for Payment and Payment," "THE TENDER OFFER--Certain Conditions of the Offer" and "THE TENDER OFFER-- Certain Legal Matters" of the Offer to Purchase and in the Letter of Transmittal is incorporated herein by reference.

    (b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background to the Offer" and "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer" of the Offer to Purchase relating to the treatment of Shares in the Second Step Merger (as defined in the Offer to Purchase) is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(e) The answers to Items 5(a)-(e) of the Schedule 14D-1 are incorporated herein by reference.

    (f)-(g) The answers to Items 5(f)-(g) of the Schedule 14D-1 are incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The answer to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

    (b) The information set forth in the section entitled "THE TENDER OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

    (c) The answer to Item 4(b) of the Schedule 14D-1 is incorporated herein by reference.

    (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

    (b)-(d) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background to the Offer," "SPECIAL FACTORS--Fairness of the Offer," "SPECIAL FACTORS--Analysis of Rothschild as Financial Advisor to Parent," "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer," "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions," "SPECIAL FACTORS--Certain U.S. Federal Income Tax Consequences," "THE TENDER OFFER--Certain Effects of the Offer," "THE TENDER OFFER--Certain Information Concerning the Company," "THE TENDER OFFER--Certain Information Concerning Parent and Purchaser" and "THE TENDER OFFER--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)-(e) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background to the Offer," "SPECIAL FACTORS--Analysis of Rothschild as Financial Advisor to Parent," "SPECIAL FACTORS--Fairness of the Offer," "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer" and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase is incorporated herein by reference.

    (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)-(c) The information set forth in the sections entitled "SPECIAL FACTORS--Background to the Offer," "SPECIAL FACTORS--Analysis of Rothschild as Financial Advisor to Parent" and "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The answers to Item 6 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The answer to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTIONS.

    (a)-(b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Offer" and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth in the sections entitled "SPECIAL FACTORS--Appraisal Rights" and "THE TENDER OFFER--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

    (a) The information set forth in the section entitled "THE TENDER OFFER--Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background to the Offer," "SPECIAL FACTORS--Analysis of Rothschild as Financial Advisor to Parent," "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer" and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase is incorporated herein by reference.

    (b) The answer to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    The answer to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)        Commitment Letter of Dresdner Bank AG dated October 25, 1996 and accepted on
           November 5, 1996 (previously filed as exhibit (b) to the Schedule 14D-1 and incorporated herein by reference).
(b)        Not Applicable.
(c)(1)     Stock Purchase Agreement, dated as of May 23, 1985, as amended October 11, 1985, among Henkel of America, Inc. and certain selling stockholders listed therein
           (previously filed as exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).
(c)(2)     Agreement, dated as of January 31, 1992, among Frederick B. Krieble, Theta II
           Limited and Henkel Corporation (previously filed as exhibit (c)(2) to the Schedule
           14D-1 and incorporated herein by reference).
(c)(3)     Acknowledgment of Loctite Corporation, dated February 4, 1992 (previously filed as exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference).
(c)(4)     Investment Agreement dated as of April 14, 1994, among Loctite Corporation, Henkel
           KGaA, Henkel Corporation and HC Investments, Inc. (previously filed as exhibit
           (c)(4) to the Schedule 14D-1 and incorporated herein by reference).
(c)(5)     Rights Agreement, dated as of April 14, 1994, between Loctite Corporation and The
           First National Bank of Boston, as Rights Agent (previously filed as exhibit (c)(5)
           to the Schedule 14D-1 and incorporated herein by reference).
(d)(1)     Offer to Purchase (previously filed as exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference).
(d)(2)     Letter of Transmittal (previously filed as exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).
(d)(3)     Notice of Guaranteed Delivery (previously filed as exhibit (a)(3) to the Schedule
           14D-1 and incorporated herein by reference).
(d)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
           (previously filed as exhibit (a)(4) to the Schedule 14D-1 and incorporated herein by reference).
(d)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees (previously filed as exhibit (a)(5) to the Schedule 14D-1 and incorporated herein by reference).
(d)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9 (previously filed as exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).
(d)(7)     Text of Press Release dated November 6, 1996, issued by Purchaser (previously filed as exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).
(d)(8)     Form of Summary Advertisement dated November 6, 1996 (previously filed as exhibit
           (a)(8) to the Schedule 14D-1 and incorporated herein by reference).
(e)        Section 262 of the General Corporation Law of the State of Delaware (included as
           Annex I to the Offer to Purchase and incorporated herein by reference).
(f)        Not Applicable.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 6, 1996

                                          HC INVESTMENTS, INC.


                                          by /s/ KARL GRUTER
                                            ------------------------------------
                                            Name: Karl Gruter
                                            Title: Chairman of the Board of
                                          Directors

                                          HENKEL KGaA


                                          by /s/ KARL GRUTER
                                            ------------------------------------
                                            Name: Karl Gruter
                                            Title: General Counsel

                                                       EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                  EXHIBIT NAME
---------  --------------------------------------------------------------------------------------------------------

(a)        Commitment Letter of Dresdner Bank AG dated October 25, 1996 and accepted on November 5, 1996
           (previously filed as exhibit (b) to the Schedule 14D-1 and incorporated herein by reference).

(b)        Not Applicable.

(c)(1)     Stock Purchase Agreement, dated as of May 23, 1985, as amended October 11, 1985, among Henkel of
           America, Inc. and certain selling stockholders listed therein (previously filed as exhibit (c)(1) to the
           Schedule 14D-1 and incorporated herein by reference).

(c)(2)     Agreement, dated as of January 31, 1992, among Frederick B. Krieble, Theta II Limited and Henkel
           Corporation (previously filed as exhibit (c)(2) to the Schedule 14D-1 and incorporated herein by reference).

(c)(3)     Acknowledgment of Loctite Corporation, dated February 4, 1992 (previously filed as exhibit (c)(3) to the
           Schedule 14D-1 and incorporated herein by reference).

(c)(4)     Investment Agreement dated as of April 14, 1994, among Loctite Corporation, Henkel KGaA, Henkel
           Corporation and HC Investments, Inc. (previously filed as exhibit (c)(4) to the Schedule 14D-1 and incorporated herein by reference).

(c)(5)     Rights Agreement, dated as of April 14, 1994, between Loctite Corporation and The First National Bank of
           Boston, as Rights Agent (previously filed as exhibit (c)(5) to the Schedule 14D-1 and incorporated herein by reference).

(d)(1)     Offer to Purchase (previously filed as exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference).

(d)(2)     Letter of Transmittal (previously filed as exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).

(d)(3)     Notice of Guaranteed Delivery (previously filed as exhibit (a)(3) to the Schedule 14D-1 and incorporated herein by reference).

(d)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as exhibit (a)(4) to the Schedule 14D-1 and incorporated herein by reference).

(d)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
           (previously filed as exhibit (a)(5) to the Schedule 14D-1 and incorporated herein by reference).

(d)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (previously filed as exhibit (a)(6) to the Schedule 14D-1 and incorporated herein by reference).

(d)(7)     Text of Press Release dated November 6, 1996, issued by Purchaser (previously filed as exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference).

(d)(8)     Form of Summary Advertisement dated November 6, 1996 (previously filed as exhibit (a)(8) to the Schedule
           14D-1 and incorporated herein by reference).

(e)        Section 262 of the General Corporation Law of the State of Delaware (included as Annex I to the Offer to
           Purchase and incorporated herein by reference).

(f)        Not Applicable.